UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________
FORM 11-K
__________________________________________
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission File Number 1-12981
__________________________________________
Superior Tube Company, Inc.
Union 401(k) Plan
(Full title of the plan)
AMETEK, Inc.
1100 Cassatt Road
Berwyn, Pennsylvania 19312-1177
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Superior Tube Company, Inc. Union 401(k) Plan
Financial Statements and Supplemental Schedules
Years Ended December 31, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants, Plan Administrator and Savings and Investment Committee of Superior Tube Company, Inc. Union 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of assets available for benefits of Superior Tube Company, Inc. Union 401(k) Plan (the Plan) as of December 31, 2020 and 2019, and the related statements of changes in assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules
The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2020 and assets (held at end of year) as of December 31, 2020, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP
We have served as the Plan’s auditor since 2017.
Philadelphia, Pennsylvania
June 24, 2021

Superior Tube Company, Inc. Union 401(k) Plan
Statements of Assets Available for Benefits

	December 31,
	2020	2019
Assets:
Investments, at fair value	$5,592,217	$4,453,818
Fully benefit-responsive investment contract, at contract value	345,536	250,370
Plan interest in the AMETEK, Inc. Master Trust, at fair value	8,911	8,565
Total investments	5,946,664	4,712,753
Receivables:
Employer contributions	27,762	—
Participant contributions	18,026	—
Notes receivable from participants	182,952	190,068
Total receivables	228,740	190,068
Assets available for benefits	$6,175,404	$4,902,821
See accompanying notes.

Superior Tube Company, Inc. Union 401(k) Plan
Statements of Changes in Assets Available for Benefits

	Year Ended December 31,
	2020	2019
Additions:
Contributions:
Employer	$365,719	$355,373
Participant	496,290	446,490
	862,009	801,863
Investment income (loss):
Net appreciation in fair value of investments	695,452	686,354
Interest and dividend income from investments	107,338	86,125
(Decrease) increase in Plan interest in the AMETEK, Inc. Master Trust	(395)	1,315
	802,395	773,794
Interest income on notes receivable from participants	7,078	10,003
Total additions	1,671,482	1,585,660
Deductions:
Benefits paid to participants	(398,374)	(273,249)
Administrative expenses	(525)	(1,750)
Total deductions	(398,899)	(274,999)
Net increase	1,272,583	1,310,661
Assets available for benefits:
Beginning of year	4,902,821	3,592,160
End of year	$6,175,404	$4,902,821
See accompanying notes.

Superior Tube Company, Inc. Union 401(k) Plan
Notes to Financial Statements
December 31, 2020

1.Description of the Plan
General
The following description of the Superior Tube Company, Inc. Union 401(k) Plan (the “Plan”) provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from Superior Tube Company, Inc. (“Superior”, the “Company” or the “Plan Sponsor”).
The Plan is a tax-deferred 401(k) defined contribution savings plan which provides eligible union employees an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment options.
Trustee and Recordkeeper
Voya Institutional Trust Company (“Trustee”) is the Plan Trustee and a party-in-interest to the Plan. Voya Institutional Plan Services, LLC is the administrative recordkeeper and a party-in-interest to the Plan.
Participant Eligibility
A Superior Tube Company union employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan as of the first day of eligibility.
Contributions
Each year, participants have an opportunity to invest up to 50% and no less than 2% of annual compensation, as defined in the Plan. Participants age 50 and over have an opportunity to invest catch-up contributions up to Internal Revenue Service (“IRS”) annual limits. Participants may also contribute amounts representing rollovers from other qualified plans. Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis.
The Plan provides for Company matching contributions based on a percentage of elective deferrals. The Company contributes 50% of elective deferrals up to the first 6% of compensation deferred. The Plan provides for non-elective profit-sharing contributions of 3% or 2% as defined in the Plan for those hired before March 18, 2013.
Forfeited Company contributions were less than $1,000 in 2020 and 2019 and are used to reduce non-elective employer profit-sharing contributions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, Company matching contributions, and allocations of (a) the Company’s profit-sharing contributions, (b) Plan net earnings, and (c) administrative expenses. Allocations are based on participant earnings or losses of respective elected investment options and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.
Vesting
Participants are fully vested at all times in participant contributions and any rollover contributions, plus actual earnings on these contributions. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of credited service. This portion of participant’s accounts fully vests after three years of service or upon Normal Retirement Age, as defined. Upon the death or disability before the participant’s retirement age or termination date, the participant will be fully vested.

Superior Tube Company, Inc. Union 401(k) Plan
Notes to Financial Statements
December 31, 2020
1.Description of the Plan (continued)
Participant Loans
Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Loan origination fees are paid by participants and are included in the gross loan distribution amount. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months up to 10 years for the purchase of a principal residence, as fixed by the Plan. The loans are secured by the balance in the participant’s account and bear interest at rates determined by the prime rate plus 1% as interest rate of 1% over the prime rate. Interest rates on loans outstanding at December 31, 2020 and 2019 ranged between 4.25% and 6.50%. Principal and interest are paid ratably through payroll deductions.
Pursuant to the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act enacted in March 2020, Plan participants could elect to defer loan repayments that occurred between March 27, 2020 and December 31, 2020. The ability to request to defer loan repayments under the CARES Act ceased as of December 31, 2020. Plan participants could choose to take a coronavirus-related loan from the Plan up to the lesser of $100,000 or 100% of the vested account balance. This ability to take advantage of the increased loan availability under the CARES Act was available from March 27, 2020 through September 23, 2020.
Master Trust
The AMETEK Stock Fund of certain employee savings plans of AMETEK are combined under the AMETEK, Inc. Master Trust (“Master Trust”) agreement with the Trustee. Participating plans purchase units of participation in the AMETEK Stock Fund based on their contributions to such fund along with income that the fund may earn, less distributions made to the plans’ participants. The AMETEK Stock Fund consists primarily of AMETEK common stock and a small portion may also be invested in short-term securities or cash to help accommodate daily transactions. The AMETEK Stock Fund, short-term securities, and cash are considered level 1 investments within the fair value hierarchy.
The Plan limits the amount a participant can invest in the AMETEK Stock Fund to encourage diversification of participants’ accounts. Each payroll period, for other investment fund transfers and for other qualified plan rollover contributions, a participant can direct up to a maximum of 25% of their contributions in the AMETEK Stock Fund. The Plan has implemented a dividend pass through election for its participants.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Savings and Investment Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.
As of December 31, the net assets of the Master Trust and the Plan’s interest in the Master Trust were as follows:

	2020		2019
	Master Trust Balances	Plan’s Interest in Master Trust Balances	Master Trust Balances	Plan’s Interest in Master Trust Balances
AMETEK Stock Fund	$126,570,685	$8,818	$118,749,086	$8,466
State Street Government Short Term Investment Fund	1,334,627	93	388,288	28
Cash and interest receivable	19	—	1,000,389	71
Total net assets	$127,905,331	$8,911	$120,137,763	$8,565

Superior Tube Company, Inc. Union 401(k) Plan
Notes to Financial Statements
December 31, 2020
1.Description of the Plan (continued)
Changes in the net assets held by the Master Trust was as follows:

	Year Ended December 31,
	2020	2019
Net appreciation in fair value of investment	$21,482,894	$39,354,773
Interest and dividend income	791,939	682,263
Transfers in	11,709,462	8,774,730
Transfers out	(26,216,727)	(14,906,541)
Net increase in net assets	7,767,568	33,905,225
Net assets at beginning of year	120,137,763	86,232,538
Net assets at end of year	$127,905,331	$120,137,763
Payment of Benefits
Participant’s benefits under the Plan are payable to participants, their beneficiaries or their estates upon termination of employment, normal retirement (the attainment of age 65), death, disability, hardship or upon the attainment of age 59 1⁄2. Benefits are payable in the form of lump sum distributions or installments. Installments may be monthly, quarterly, semi-annual, annual or other payment terms over a fixed reasonable period of time, not exceeding the life expectancy of the participant, or the joint life and last survivor expectancy of the participant and his/her designated beneficiary. If a participant’s vested benefit derived from employer and employee contributions is less than $5,000 but more than $1,000, and the participant does not make an affirmative election otherwise, the administrator will roll over the balance into an individual retirement account. If a participant’s vested balance is $1,000 or less, and the participant does not make an affirmative election otherwise, they will receive a direct rollover in the form of a cash payment.
Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her elective account balance, regardless of age. Benefits are recorded when paid.
Pursuant to the CARES Act, Plan participants were permitted to take coronavirus-related distributions in an amount up to lesser of $100,000 or 100% of the participant's vested balance from the Plan, with repayment terms of up to three years, in accordance with the CARES Act. The ability to request special coronavirus-related distributions under the CARES Act ceased as of December 31, 2020.
Pursuant to the Setting Every Community Up for Retirement Enhancement (“SECURE”) Act, enacted in January 2020, the required minimum distribution age was increased to 72 years of age. In addition, the Plan modified certain minimum distribution provisions and timing for designated beneficiaries in accordance with the SECURE Act provisions.
Administrative Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Certain investment-related expenses are allocated proportionately to plan participants based on their respective account balances and are included in net investment appreciation.
Plan Termination
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and applicable labor agreements. In the event of Plan termination, each participant’s account would become fully vested and each participant will receive the value of his or her separate vested account.

Superior Tube Company, Inc. Union 401(k) Plan
Notes to Financial Statements
December 31, 2019
2.Summary of Significant Accounting Policies
Basis of Financial Statements
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes, and supplemental schedules. Actual results could differ from those estimates and assumptions.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are paid from participants’ accounts. No allowance for credit losses has been recorded at December 31, 2020 and 2019. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.
In March 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic. As a result, global financial markets have experienced, and may continue to experience, significant volatility resulting from the spread of COVID-19. The impact of the COVID-19 pandemic on the fair value of investment securities continues to evolve rapidly and its future effects on the Plan's assets available for benefits remains uncertain.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, except for the fully benefit-responsive investment contract, which is stated at contract value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 4 for further discussion and disclosures related to fair value measurements.
Investments in shares of registered investment companies and short term investment funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investments in common/collective trusts have readily determinable fair values and are valued based on the net asset value of participation units held by the Plan at year end. There are no redemption restrictions on these investments and purchases and sales may occur on a daily basis. The AMETEK common stock is valued at the closing price reported in an active market.
Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned. Plan investments do not have significant costs to sell. Net appreciation includes the Plan’s realized and unrealized gains and losses as well as investments held at year-end.
3.Fully Benefit-Responsive Investment Contract
The Plan invests in a fully benefit-responsive synthetic guaranteed investment contract through a separate account, the Voya Stabilizer Fund (Separate Account for Ametek No. 920) (“Voya Separate Account”), established by Voya Retirement

Superior Tube Company, Inc. Union 401(k) Plan
Notes to Financial Statements
December 31, 2020
Insurance and Annuity Company (“VRIAC”). The Voya Stabilizer Fund is a participating separate account contract that combines an underlying fixed income investment strategy with a group annuity insurance contract (“wrap contract”). The wrap contract provides a guarantee of principal and accumulated interest and obligates VRIAC to maintain the “contract value” of the underlying investment. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement). Under the terms of the wrap contract, the realized and unrealized gains and losses of the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate. The wrap contract provides that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero. In general, if the contract value exceeds the fair value of the underlying investments (including accrued interest), VRIAC becomes obligated to pay that difference to the Voya Separate Account in the event that redemptions result in a total contract liquidation. In the event that there are partial redemptions that would otherwise cause the contract’s crediting rate to fall below zero, VRIAC is obligated to contribute to the Voya Separate Account an amount necessary to maintain the contract’s crediting rate of at least zero percent.
The interest crediting rate is typically reset on a quarterly basis. Over time, the crediting rate formula amortizes the Voya Separate Account’s realized and unrealized fair value gains and losses over the duration of the underlying investments. Because changes in market interest rates affect the yield to maturity and the fair value of the underlying investments, they can have a material impact on the contract’s interest crediting rate. In addition, Participant withdrawals and transfers from the Voya Separate Account are paid at contract value but funded through the liquidation of the underlying investments at fair value, which also impacts the interest crediting rate.
In certain circumstances, the amount withdrawn from the contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, the employer elects to withdraw from a contract in order to switch to a different investment provider, or the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet VRIAC’s underwriting criteria for issuance of a clone wrap contract. The Company believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.
Examples of events that would permit VRIAC to terminate the wrap contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, VRIAC could terminate the wrap contract at the fair value of the underlying investments.
4.Fair Value Measurements
The Plan utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2020
	Total	Level 1	Level 2	Level 3
Registered investment companies	$2,870,784	$2,870,784	$—	$—
Common/Collective Trusts	2,721,433	2,721,433	—	—
Investments, at Fair Value	$5,592,217	$5,592,217	$—	$—

Superior Tube Company, Inc. Union 401(k) Plan
Notes to Financial Statements
December 31, 2020

	December 31, 2019
	Total	Level 1	Level 2	Level 3
Registered investment companies	$2,241,785	$2,241,785	$—	$—
Common/Collective Trusts	2,212,033	2,212,033	—	—
Investments, at Fair Value	$4,453,818	$4,453,818	$—	$—
5.Income Tax Status
The Plan adopted the Voya prototype non-standardized profit-sharing plan. The underlying prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated September 1, 2014, stating that the written form of the underlying prototype document is qualified under Section 401 of the Internal Revenue Code (the Code). Any employer adopting this form of the plan will be considered to have a plan qualified under Section 401 of the Code, and, therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes that the Plan has been designed to comply with the requirements of the Code and has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6.Recent Accounting Pronouncement
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies certain disclosure requirements on fair value measurements in Topic 820. The Plan adopted ASU 2018-13 prospectively effective January 1, 2020 and the adoption did not have an impact on the Plan’s financial statements.
7.Differences Between Financial Statements and Form 5500
The following is a reconciliation of assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2020	2019
Assets available for benefits per the financial statements	$6,175,404	$4,902,821
Deemed distributions outstanding related to the current year	(6,045)	—
Deemed distributions outstanding related to the prior year	(6,266)	(6,266)
Assets available for benefits per Form 5500	$6,163,093	$4,896,555

The following is a reconciliation of deductions per the financial statements to the Plan’s Form 5500 for the year ended December 31, 2020:

Deductions per the financial statements	$(398,899)
Less: Deemed distributions at December 31, 2020	(6,045)
Deductions per Form 5500	$(404,944)

Superior Tube Company, Inc. Union 401(k) Plan
Notes to Financial Statements
December 31, 2020
8.Subsequent Events
The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance and has determined that no significant events occurred after December 31, 2020, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

Superior Tube Company, Inc. Union 401(k) Plan
EIN 86–1118863 Plan #001
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year Ended December 31, 2020

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transaction
Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP And PTE 2002
X	$127,162 (1)	—	$64,965 (2)	—
_____________
(1) - Delinquent participant contributions related to multiple pay periods in 2017 and 2018.
(2) - Delinquent participant contributions related to multiple pay periods in 2017. Plan submitted the corresponding Form 5330 in 2018.

Superior Tube Company, Inc. Union 401(k) Plan
EIN 86–1118863 Plan #001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
* Voya Stabilizer Fund (Separate Account for Ametek No. 920)	Separate Account	$354,660
* Voya Retirement Insurance Annuity Company Wrapper Contract #60498	Interest rate of 2.11% at December 31, 2020	(9,124)
		345,536

Vanguard Target Retirement 2015 Trust II	Common/Collective Trust	9,769
Vanguard Target Retirement 2020 Trust II	Common/Collective Trust	564,315
Vanguard Target Retirement 2025 Trust II	Common/Collective Trust	659,088
Vanguard Target Retirement 2030 Trust II	Common/Collective Trust	156,985
Vanguard Target Retirement 2035 Trust II	Common/Collective Trust	205,749
Vanguard Target Retirement 2040 Trust II	Common/Collective Trust	84,042
Vanguard Target Retirement 2045 Trust II	Common/Collective Trust	145,925
Vanguard Target Retirement 2050 Trust II	Common/Collective Trust	207,663
Vanguard Target Retirement 2055 Trust II	Common Collective Trust	37,330
Vanguard Target Retirement Income Trust II	Common Collective Trust	198,769
Wells Fargo Discovery Fund CIT E2 Fund	Common Collective Trust	451,798
Vanguard Institutional Index Fund Institutional Plus	Registered Investment Company	454,308
Vanguard Emerging Market Stock Index Fund	Registered Investment Company	5,022
Vanguard PRIMECAP Fund	Registered Investment Company	241,115
Vanguard Small-Cap Index Fund	Registered Investment Company	243,063
Vanguard Total Bond Market Index Fund	Registered Investment Company	572,437
Vanguard Wellington Fund Admiral Shares	Registered Investment Company	523,983
Vanguard Windsor II Fund	Registered Investment Company	221,133
Vanguard Federal Money Market Fund	Registered Investment Company	7,601
American Funds EuroPacific Growth Fund	Registered Investment Company	476,806
Blackrock Inflation Protected Bond Fund	Registered Investment Company	125,316
	Total investments	5,937,753
* Notes Receivable from Participants	Interest rates – 4.25% - 6.50%	182,952
		$6,120,705
______________
*Indicates party–in–interest to the Plan.
Historical cost column is not included as all investments are participant–directed.

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Savings and Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Superior Tube Company, Inc.
Union 401(k) Plan
(Name of Plan)

Date: June 24, 2021	By:	/s/ THOMAS M. MONTGOMERY
Thomas M. Montgomery
Member, Savings and Investment Committee